UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 3, 2023

Concord Acquisition Corp III

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-41013 (Commission File Number)	86-2171699 (I.R.S. Employer Identification No.)
477 Madison Avenue New York, NY (Address of principal executive offices)	10022 (Zip Code)

(212) 883-4330 (Registrant’s telephone number, including area code) Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one Warrant	CNDB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	CNDB	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	CNDB.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

On November 3, 2023, Concord Acquisition Corp III (the “Company”) and GCT Semiconductor, Inc., a Delaware corporation (“GCT”), issued a joint press release announcing the execution by the Company and GCT of a definitive business combination agreement, dated November 2, 2023 (the “Business Combination Agreement”), pursuant to which, among other things, GCT would become a public company. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Attached hereto as Exhibit 99.2 and incorporated herein by reference is the form of presentation to be used by the Company in presentations for certain of the Company’s stockholders and other persons.

The foregoing (including the information presented in Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act. The submission of the information set forth in this Item 7.01 shall not be deemed an admission as to the materiality of any information in this Item 7.01, including the information presented in Exhibits 99.1 and 99.2 that is provided solely in connection with Regulation FD.

Important Information About the Transaction and Where to Find It

In connection with the proposed business combination and related transactions contemplated in connection therewith (collectively, the “Transactions”), the Company intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus of the Company in connection with the Transactions and related matters. After the registration statement on Form S-4 is declared effective, the Company will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This communication does not contain any information that should be considered by the Company’s stockholders concerning the Transactions and is not intended to constitute the basis of any voting or investment decision in respect of the Transactions or the securities of the Company. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the Transactions and related matters because the proxy statement/prospectus will contain important information about the Company, GCT and the Transactions.

 The definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Transactions and related matters. Stockholders may obtain copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the Company, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Concord Acquisition Corp III, Attn: Corporate Secretary, 477 Madison Avenue, 22nd Floor, New York, NY 10022.

No Offer or Solicitation

 This communication is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions, neither is it intended to nor does it constitute an offer to sell or purchase, nor a solicitation of an offer to sell, buy or subscribe for any securities, nor is it a solicitation of any vote in any jurisdiction pursuant to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Participants in the Solicitation

 The Company, GCT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the Transactions. Information about the directors and executive officers of the Company is set forth in the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2023. Additional information regarding the participants in the proxy solicitation and the interests of those persons may be obtained by reading the proxy statement/prospectus regarding the Transactions when it becomes available. When available, you may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This document (including the exhibits) contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Transactions. All statements other than statements of historical facts contained in this document, including statements regarding GCT’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Forward-looking statements include, without limitation, GCT’s or the Company’s expectations concerning the outlook for their or the combined company’s business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed Transactions between GCT and the Company.

Forward-looking statements involve a number of risks, uncertainties, and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the Transactions may not be completed in a timely manner or at all; (ii) the risk that the Transactions may not be completed by the Company’s business combination deadline, even if extended; (iii) the failure to satisfy the conditions to the consummation of the Transactions, including stockholder approval of the Transactions; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the transaction on GCT’s business relationships, performance, and business generally; (vi) the inability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees; (vii) costs related to the Transactions; (viii) the outcome of any legal proceedings that may be instituted against GCT or the Company following the announcement of the proposed Transactions; (ix) the inability to meet and maintain the listing of the Company or the combined company on NYSE; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Transactions, including the growth of 5G market; (xi) the risk of economic downturns that affects GCT’s business operation and financial performance; (xii) the risk that GCT may not be able to develop and design its products acceptable to its customers; (xiii) actual or potential conflicts of interest of the Company’s management with its public stockholders; and (xiv) other risks and uncertainties indicated from time to time in the documents filed or to be filed with the SEC by the Company.

GCT and the Company caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date they are made. Neither GCT nor the Company undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, except as otherwise required by law. In the event that any forward-looking statement is updated, no inference should be made that GCT or the Company will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in the Company’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in the combined company’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1	Joint Press Release, dated November 3, 2023.
99.2	Investor Presentation, dated November 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CONCORD ACQUISITION CORP IIi

By:	/s/ Jeff Tuder
Name: Jeff Tuder
Title: Chief Executive Officer

Date: November 3, 2023